12011243

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 21 2012
Washington, DC
123

SEC FILE NUMBER
8- 52647

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fiduciary Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Market Street Suite 3310E
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard P. Shappell (215) 575-7103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Shappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiduciary Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard P. Shappell
Signature

Chief Financial Officer
Title

Deborah E. Farris
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH E. FARRIS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 5, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☒(m) A copy of the SIPC Supplemental Report.
- N/A ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒(o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Less than $500,000 in revenue.

Fiduciary Advisors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Fiduciary Advisors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2011

Fiduciary Advisors, LLC
TABLE OF CONTENTS
December 31, 2011

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Managing Member
Fiduciary Advisors, LLC

We have audited the accompanying statement of financial condition of Fiduciary Advisors, LLC (the "Company"), formerly known as PCS Distributors, LLC, as of December 31, 2011 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiduciary Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company

Abington, Pennsylvania
February 15, 2012

Fiduciary Advisors, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents (Note 2)	$ 50,199
Prepaid expenses and deposits	16,269
Total assets	$ 66,468

Liabilities and Member's Equity

Accrued expenses	$ 22,828
Due to related entity	3,804
Total liabilities	26,632
Commitments and contingent liabilities	-
Member's equity	39,836
Total member's equity	39,836
Total liabilities and member's equity	$ 66,468

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenue	
Commissions and 12b-1 Fees	$ 46,081
Interest	46
Total revenue	46,127
Expenses	
Compensation	22,240
Regulatory fees and expenses	4,804
Professional fees	45,151
Other	14,060
Total expenses	86,255
Loss before income taxes	(40,128)
Provision for income taxes (Note 2)	-
Net loss	$ (40,128)

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

Balance at January 1, 2011	$	79,964
Member's contributions		-
Member's distributions		-
Net loss for the year		(40,128)
Balance at December 31, 2011	$	39,836

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2011

Subordinated borrowings at January 1, 2011	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (40,128)
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Prepaid expenses and deposits	(7,874)
Increase (decrease) in liabilities:	
Accrued expenses	6,084
Due to related entity	3,288
Net cash used in operating activities	(38,630)
Net decrease in cash	(38,630)
Cash at beginning of year	88,829
Cash at end of year	$ 50,199
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 265

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Fiduciary Advisors, LLC (formerly known as PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company and is a wholly owned subsidiary of Professional Capital Services, LLC (the Parent). The Parent is owned by a group of investors. The Parent is a third-party administration, daily valuation recordkeeping and pension consulting firm. The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Company:

Basis of Presentation – The financial statements include only those assets, liabilities and results of operations that relate to Fiduciary Advisors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to its Parent.

Revenues and Expenses – Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded on the settlement date which is not materially different than trade date.Expenses are recognized on the accrual basis.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income Taxes – No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Parent.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its Parent. To the extent not funded from the net cash flow of the Company, the Parent has agreed to fund all of the ordinary operating costs and expenses of the Company. The Parent provides staff and other services to the Company. As such, the parent allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2011 under this agreement was $22,240. At December 31, 2011 the Company owed PCS $3,804.

It is the intent of the Parent to withdraw the net income of the Company on an ongoing basis. The Parent does not intend to impact the Company's net capital by these future withdrawals.

4. NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $23,567 which was $18,567 in excess of its net capital requirements of $5,000. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

5. SUBSEQUENT EVENT

In January of 2012 the Parent, assigned its membership interest in the Company. The Parent was the sole member in the Company and assigned its membership interest to the president and member of the Parent.

Except for the assignment, management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no additional subsequent events requiring disclosure in these financial statements.

Fiduciary Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total member's equity	$	39,836
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		39,836
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and deposits		16,269
Total non-allowable assets		16,269
Net Capital	$	23,567
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	26,632
Percentage of aggregate indebtedness to Net Capital		113%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Fiduciary Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011 **Schedule I (Continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $26,632)	$	1,775
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	18,567
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	17,567

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Fiduciary Advisors, LLC

Computation for Determination of the

Reserve Requirements Under Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2011 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Managing Members
Fiduciary Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Fiduciary Advisors, LLC (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing members, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 15, 2012

Sanville & Company